FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July, 2001
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

              Form 20-F   X                     Form 40-F  ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes  ___                          No    X

This Form 6-K consists of:

     a)   A press release issued by Vasogen Inc. on July 24, 2001, entitled:
          "Vasogen Announces Second Quarter 2001 Results."

     b)   Management's Discussion & Analysis for the period ending May 31, 2001.



                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VASOGEN INC.


                                      By  /s/ Christopher  Waddick
                                        --------------------------------------
                                        (Name: Christopher  Waddick)
                                        (Title: Vice-President, Finance & CFO)

Date July 24, 2001